
February 28, 2011

Timothy B. Murphy
Chief Executive Officer
Investors Capital Holdings, Inc.
230 Broadway East
Lynnfield, MA 01940

      Re: **Investors Capital Holdings, Inc.**
             Form 10-K for the Fiscal Year Ended March 31, 2010
             Form 10-Q for the Fiscal Quarters Ended June 30, 2010,
             September 30, 2010, and December 31, 2010
             File No. 333-43664

Dear Mr. Murphy:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended December 31, 2010

Financial Statements and Notes

Note 16 - Litigation and Regulatory Matters

1.   We note that you have accrued expenses of $1,500,000 and $765,000 as of December 31, 2010 and March 31, 2010, respectively, related to legal fees and estimated probable settlement costs relating to your defense in various lawsuits. To enhance the transparency of your disclosures, please disclose, in future filings, the nature of the contingencies that relate to these accrued expenses. Also explain how you determine when a reserve related to a legal proceeding should be recognized pursuant to FASB ASC 450-20-25. Please provide us with your proposed disclosures.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant